SEC 10025863 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 18 2010
Washington, DC
110

SEC FILE NUMBER
8- 50825

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sincere & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2424 Lincoln Street, Suite 600
(No. and Street)

Evanston	IL	60201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra L. Sincere (847) 905-0226
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paresky Flitt & Company, LLP
(Name – *if individual, state last, first, middle name*)

14 West Plain Street	Wayland	MA	01778
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Debra L. Sincere, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sincere & Co., LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President

Title

OFFICIAL SEAL
MARILYN D ROJO
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES 04/25/12

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ** ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ** ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ** ☒ (g) Computation of Net Capital.
- ** ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ** ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

** Filed only in Binder II - Confidential Information

SINCERE & CO., LLC

EVANSTON, ILLINOIS

044811

FINANCIAL STATEMENTS

DECEMBER 31, 2009

INDEX

INDEPENDENT AUDITORS' REPORTS REQUIRED BY RULE 17a-5:

Financial statements and supplementary information

Internal control structure

FINANCIAL STATEMENTS:

BINDER I - PUBLIC INFORMATION

Statement of financial condition 4

BINDER II - CONFIDENTIAL INFORMATION

Statement of income..5

Statement of cash flows..6

Statement of changes in member's equity...7

Notes to financial statements..8 - 10

SUPPLEMENTARY INFORMATION

Supplementary information required pursuant
to Rule 15c3-1...11 - 12

PARESKY
FLITT
& COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Members:
American Institute
of Certified Public Accountants
Massachusetts Society
of Certified Public Accountants

Independent Auditors' Report

To the Member of
Sincere & Co., LLC
Evanston, Illinois

We have audited the accompanying statement of financial condition of Sincere & Co., LLC as of December 31, 2009, and the related statements of income, cash flows, and changes in member's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sincere & Co., LLC as of December 31, 2009, and the results of its operations and cash flows and changes in member's equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information required pursuant to Rule 15c3-1 on Pages 11 and 12 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paresky Flitt & Company, LLP

Paresky Flitt & Company, LLP
Wayland, Massachusetts

January 22, 2010

14 West Plain Street, Wayland, MA 01778, (508) 650-1122 FAX: (508) 650-1133

PARESKY
FLITT
& COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Members:
American Institute
of Certified Public Accountants
Massachusetts Society
of Certified Public Accountants

Independent Auditors' Report on the Internal Control Structure

As Required by SEC Rule 17a-5

To the Member of
Sincere & Co., LLC
Evanston, Illinois

In planning and performing an audit of the financial statements of Sincere & Co., LLC for the year ended December 31, 2009, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We did not consider procedures for safeguarding securities since the Company has not received directly or indirectly, or has held funds or securities for, or has owed funds or securities to customers, and has not carried accounts of, or for, customers.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures to the extent applicable (including tests of controls with such practices and procedures) followed by Sincere & Co., LLC, that we consider relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c-3(e)(2) in making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14 West Plain Street, Wayland, MA 01778, (508) 650-1122 FAX: (508) 650-1133

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not, necessarily, disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors and irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the third paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, it is our unqualified opinion that the Company's practices and procedures were adequate at December 31, 2009, and meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, The New York Stock Exchange, Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Paresky Flitt & Company, LLP

Paresky Flitt & Company, LLP
Wayland, Massachusetts

January 22, 2010

SINCERE & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets	
Current Assets	
Cash	$ 247,791
Accounts receivable	319,039
Prepaid expenses	19,825
Total Current Assets	586,655
Property and Equipment	
Office furniture and equipment	109,948
Accumulated depreciation	105,137
Net Property and Equipment	4,811
Total Assets	$ 591,466
Liabilities and Member's Equity	
Current Liabilities	
Accounts payable	$ 8,504
Accrued expenses	41,077
Total Current Liabilities	49,581
Member's Equity	541,885
Total Liabilities and Member's Equity	$ 591,466

See independent auditors' report and notes to financial statements.

SUPPLEMENTARY INFORMATION

SINCERE & CO., LLC

SUPPLEMENTARY INFORMATION REQUIRED PURSUANT TO RULE 15C3-1
FOR THE YEAR ENDED DECEMBER 31, 2009

CONFIDENTIAL INFORMATION

Net Capital Computation

Member's Equity - End of Year	$	541,885
Less:		
Net Property and Equipment		4,811
Prepaid Expenses		19,825
Accounts Receivable		319,039
Net Capital	$	198,210

Excess Net Capital Computation

Minimum Net Capital Required, Based on Aggregate Indebtedness		None
Minimum Dollar Requirement	$	5,000
Net Capital as Calculated Above	$	198,210
Net Capital Requirement, Greater of Above Minimums		5,000
Excess Net Capital	$	193,210
Computation of Aggregate Indebtedness		Not Applicable

Reconciliation of Net Capital as Reported on December 31, 2009 Focus Report and Audited Financial Statements

Net Capital as Reported on December 31, 2009 Focus Report (unaudited)	$	198,210
Adjustments		-
Net Capital	$	198,210

See independent auditors' report.

CONFIDENTIAL INFORMATION

Compilation for determination of reserve requirements pursuant to Rule 15c3-3	Not applicable
Information relating to possession of control under Rule 15c3-3	Not applicable
Schedule of segregation requirement and funds in segregation pursuant to the Commodity Exchange Act	Not applicable

See independent auditors' report.

SINCERE & CO., LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2009

BINDER I - PUBLIC INFORMATION